2929 Allen Parkway
Suite 2100
Houston, Texas 77019-2118
Phone: +1 713-439-8600
Fax: +1 713-439-8699
www.bakerhughes.com

July 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Notice of Disclosure Filed in Quarterly Report for the Quarter Ended June 30, 2013
under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Baker Hughes Incorporated has made disclosure pursuant to such provisions in its Quarterly Report for the quarter ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on July 24, 2013. This disclosure can be found on page 28 of the Quarterly Report and is incorporated by reference herein.

Very truly yours,

BAKER HUGHES INCORPORATED

By: /s/ William D. Marsh
Name: William D. Marsh
Title: Vice President and General Counsel